U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND

UNDERTAKING

A.            Name of issuer or person filing (“Filer”):         Crew Gold Corporation

B.                                     This is [check one]

☒                                  an amended filing of the Filer

☐                                    an original filing of the Filer

C.                                     Identify the filing in conjunction with which this Form is being filed:

Name of registrant               Crew Gold Corporation

Form type              40-F/A

File Number (if known)        001-11816

Filed by:  Crew Gold Corporation

Dated Filed (if filed concurrently, so indicate)	July 31, 2007 (filed concurrently with the registrant’s annual report on Form 40-F/A

D.                                    The Filer is incorporated or organized under the laws of Yukon territory, Canada and has its principal place of business at Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, telephone number 44 193-226-8755.

E.                                      The Filer designates and appoints Davis Wright Tremaine, LLP (“Agent”) located at 1300 S.W. Fifth Avenue, 23rd Floor, Portland, Oregon 97201, phone number (503) 241-2300 as the agent of the Filer upon whom may be served any process pleadings, subpoenas, or other papers in:

(a)                                  any investigation or administrative proceeding conducted by the Commission; and

(b)                                 any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F/A on July 26, 2007 or any purchases or sales of any security in connection therewith: (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                                      Each person filing this Form in connection with:

(a)                                  The use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer or any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b)                                 The use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c)                                  its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80 or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d)                                 the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment being filed.

G.                                     Each person filing this Form, other than a trustee filing in accordance with General Instruction I.(e) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Forms, Schedules and offering statements described in General Instruction I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transaction in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, Country of England this 31st day of July, 2007.

CREW GOLD CORPORATION

By:	/s/ William LeClair
Name: William LeClair
Title: Chief Financial Officer

This statement has been signed by the following person in the capacities and on the dates indicated.

DAVIS WRIGHT TREMAINE LLP

as agent for server of process for Crew Gold Corporation

By:	/s/ Michael C. Phillips
Name: Michael C. Phillips
Title: Partner

Date: July 31, 2007